Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Carrizo Oil & Gas, Inc. of our report dated March 12, 2009 (except for Notes 4, 5 and 6 for which the date is August 17, 2009 and Note 16 for which the date is April 29, 2011), with respect to the consolidated statements of operations, shareholders’ equity and cash flows of Carrizo Oil & Gas, Inc. for the year ended December 31, 2008, included in the Current Report on Form 8-K of Carrizo Oil & Gas, Inc. dated April 29, 2011. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Pannell Kerr Forster of Texas, P.C.

Houston, Texas

April 29, 2011